UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2015.

Commission File Number 001-35751

STRATASYS LTD.

(Translation of registrant’s name into English)

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344	2 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The contents of this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) are incorporated by reference into the Registrant’s registration statement on Form S-8, SEC file number 333-185240, filed by the Registrant with the SEC on December 3, 2012, the Registrant’s registration statement on Form S-8, SEC file number 333-190963, filed by the Registrant with the SEC on September 3, 2013, and the Registrant’s registration statement on Form F-3, SEC file number 333-190965, filed by the Registrant on September 3, 2013 (as supplemented by any prospectus supplements filed on or prior to the date of this Form 6-K).

CONTENTS

On February 3, 2015, Stratasys Ltd. (“we” or the “Company”) held an extraordinary general meeting of shareholders (the “Meeting”).  At the Meeting, our shareholders voted on three proposals, which are described in more detail in our proxy statement for the Meeting (the “Proxy Statement”) that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that we furnished to the Securities and Exchange Commission on January 6, 2015. The results of the proposals presented at the Meeting, based on the presence in person or by proxy of holders of 31,277,005 (61.42%) of our outstanding ordinary shares on the record date of January 2, 2015, are described below.

The proposals voted upon at the Meeting and the final voting results for the proposals were as follows:

Proposal 1: Approval of amendments to the Company’s current Amended and Restated Articles of Association, as amended (our “Articles of Association”), that (i) reflect the expiration of the initial two-year term following the Objet Ltd.-Stratasys, Inc. merger, including the elimination of Class A Director and Class B Director classifications for members of our Board of Directors, (ii) provide procedures for shareholder proposals and shareholder nominations for directors at general meetings of our shareholders, in accordance with recently adopted regulations under the Israeli Companies Law, 5759-1999 (the “Companies Law”), (iii) reduce the quorum requirement for our general shareholder meetings to two or more shareholders holding twenty-five percent (25%) or more of the voting rights in our Company, as permitted under the Companies Law, and (iv) make conforming changes to the Articles of Association:

For	Against	Abstain
30,809,111	193,851	274,043

Proposal 2: Approval of electing each of Mr. S. Scott Crump, Mr. Elchanan Jaglom, Mr. Edward J. Fierko, Mr. Ilan Levin, Mr. John J. McEleney, Mr. David Reis and Mr. Clifford H. Schwieter to serve as a director of our Company until the 2015 annual general meeting of shareholders:

(a)         Mr. S. Scott Crump

For	Against	Abstain
30,298,708	722,400	255,897

(b)         Mr. Elchanan Jaglom

For	Against	Abstain
30,370,767	633,517	272,721

(c)          Mr. Edward J. Fierko

For	Against	Abstain
30,800,854	215,383	260,768

(d)         Mr. Ilan Levin

For	Against	Abstain
30,374,478	629,125	273,402

(e)        Mr. John J. McEleney

For	Against	Abstain
30,780,066	226,394	270,545

(f)          Mr. David Reis

For	Against	Abstain
30,633,959	371,163	271,833

(g)          Mr. Clifford H. Schweiter

For	Against	Abstain
30,569,641	431,409	275,955

Proposal 3: Approval of amendments to the compensation policy for the Company’s executive officers and directors, in accordance with the requirements of the Companies Law:

For	Against	Abstain
30,242,529	741,440	293,036

Based on the above results and the majority requirements under the Companies Law (including the special majority required by the Companies Law) and the Company’s Article of Association, the above proposals were approved at the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.
Dated: February 4, 2015	By:	/s/ Erez Simha
	Name:	Erez Simha
Title: Chief Financial Officer and Chief Operating Officer